UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 4, 2012

Commission File Number	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone Number	IRS Employer Identification Number
1-9894	ALLIANT ENERGY CORPORATION (a Wisconsin corporation) 4902 N. Biltmore Lane Madison, Wisconsin 53718 Telephone (608)458-3311	39-1380265
0-4117-1	INTERSTATE POWER AND LIGHT COMPANY (an Iowa corporation) Alliant Energy Tower Cedar Rapids, Iowa 52401 Telephone (319)786-4411	42-0331370
0-337	WISCONSIN POWER AND LIGHT COMPANY (a Wisconsin corporation) 4902 N. Biltmore Lane Madison, Wisconsin 53718 Telephone (608)458-3311	39-0714890

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On May 4, 2012, Alliant Energy Corporation ("Alliant Energy") issued a press release announcing its earnings for the first quarter ended March 31, 2012. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

Alliant Energy included in the press release income from continuing operations and earnings per share from continuing operations for the first quarter ended March 31, 2012 excluding non-recurring state income tax impacts. Alliant Energy included in the press release income from continuing operations and earnings per share from continuing operations for the first quarter ended March 31, 2011 excluding an impairment charge. Alliant Energy believes these non-GAAP financial measures (financial measures not prepared in accordance with accounting principles generally accepted in the United States of America) are useful to investors because they provide an alternate measure to better understand and compare across periods the operating performance of Alliant Energy without the distortion of items that management believes are not normally associated with ongoing operations, and also provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's management also uses income from continuing operations, as adjusted, to determine incentive compensation.

In addition, Alliant Energy included in the press release Interstate Power and Light Company, Wisconsin Power and Light Company, utility, and non-regulated and parent earnings per share from continuing operations for the first quarter ended March 31, 2012 and 2011. Alliant Energy believes these non-GAAP financial measures are useful to investors because they facilitate an understanding of segment performance and trends and provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's management also uses utility earnings per share from continuing operations to determine incentive compensation.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   Not applicable.

(d)   Exhibits. The following exhibits are being furnished herewith:

(99.1)   Alliant Energy Corporation press release dated May 4, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date: May 4, 2012

By: /s/ Robert J. Durian
Robert J. Durian
Controller and Chief Accounting Officer

INTERSTATE POWER AND LIGHT COMPANY

Date: May 4, 2012

By: /s/ Robert J. Durian
Robert J. Durian
Controller and Chief Accounting Officer

WISCONSIN POWER AND LIGHT COMPANY

Date: May 4, 2012

By: /s/ Robert J. Durian
Robert J. Durian
Controller and Chief Accounting Officer

ALLIANT ENERGY CORPORATION
INTERSTATE POWER AND LIGHT COMPANY
WISCONSIN POWER AND LIGHT COMPANY

Exhibit Index to Current Report on Form 8-K
Dated May 4, 2012

Exhibit Number

(99.1)   Alliant Energy Corporation press release dated May 4, 2012.

Exhibit 99.1



Alliant Energy Corporation
Corporate Headquarters
4902 North Biltmore Lane
Suite 1000
Madison, WI 53718-2148
www.alliantenergy.com

News Release

FOR IMMEDIATE RELEASE　　　Media Contact:　　Scott Reigstad (608) 458-3145
　　　　　　　　　　　　　　　　Investor Relations:　Susan Gille (608) 458-3956

ALLIANT ENERGY ANNOUNCES FIRST QUARTER 2012 RESULTS
Affirms 2012 earnings guidance

MADISON, Wis. – May 4, 2012 – Alliant Energy Corporation (NYSE: LNT) today announced first quarter U.S. generally accepted accounting principles (GAAP) and non-GAAP consolidated earnings from continuing operations as follows:

Earnings Per Share (EPS):	Adjusted (non-GAAP) EPS from Continuing Operations First Quarter		GAAP EPS from Continuing Operations First Quarter	
	2012	2011	**2012**	2011
Utilities	**$0.38**	$0.62	**$0.24**	$0.59
Non-regulated and Parent	**0.12**	0.06	**0.12**	0.06
Alliant Energy Consolidated	**$0.50**	$0.68	**$0.36**	$0.65

"Excluding weather, first quarter non-GAAP results were in line with our expectations," said Patricia Kampling, Alliant Energy Chairman, President and CEO. "Normal weather for the remainder of the year, would lead us to forecast 2012 earnings near the lower end of our consolidated guidance range."

Utilities - Alliant Energy's utility operations generated $0.38 per share of non-GAAP EPS from continuing operations in the first quarter of 2012, which was $0.24 per share lower than the first quarter of 2011. Record warm weather in the first quarter led to lower electric and natural gas sales to residential and commercial customers, negatively impacting Alliant Energy's utility business. In addition, lower income due to accounting for Interstate Power and Light Company's (IPL's) tax benefit rider also impacted first quarter earnings, but is not expected to have a material impact on 2012 total-year earnings. The negative EPS drivers were partially offset by higher electric sales to industrial customers.

Non-regulated and Parent - Alliant Energy's non-regulated and parent operations generated $0.12 per share of non-GAAP EPS from continuing operations in the first quarter of 2012, which was $0.06 per share higher than the first quarter of 2011. Earnings for Alliant Energy's non-regulated and parent businesses were positively impacted by the timing of tax expense at the parent due to IPL's tax benefit rider, which gives rise to considerable quarter-over-quarter variation in parent EPS, but is not expected to have a material impact on 2012 total year earnings.

Earnings Adjustments – As disclosed in the 2011 year-end earnings release, the first quarter of 2012 non-GAAP EPS excludes net losses of $0.14 per share caused by increased tax obligations at the utilities due to state tax apportionment changes. These changes are necessary due to the planned sale of RMT announced in February 2012. The first quarter of 2011 non-GAAP EPS excludes net losses of $0.03 per share from the impairment of a wind site in Wisconsin. These adjustments, which relate to significant charges or gains that are not normally associated with ongoing operations, are provided as a supplement to results reported in accordance with GAAP.

Details regarding GAAP EPS from continuing operations variances between the first quarters of 2012 and 2011 for Alliant Energy's operations are as follows:

	Q1 GAAP EPS	
	2012	2011
Utilities	**$0.24**	$0.59
Non-regulated and Parent	**0.12**	0.06
Alliant Energy Consolidated	**$0.36**	$0.65

	Q1 2012	Q1 2011	Variance
Utility operations:			
Weather impact on electric and gas sales	($0.12)	$0.04	($0.16)
Non-recurring state income tax impacts	(0.14)	--	(0.14)
Tax Benefit Rider impact at IPL (timing between quarters)	(0.09)	0.02	(0.11)
Impairment of WPL's wind site in Wisconsin	--	(0.03)	0.03
Other (includes higher weather-normalized sales)			0.03
Total utility operations			**($0.35)**
Non-regulated and Parent operations:			
Tax Benefit Rider impact at Parent (timing between quarters)	$0.06	$0.02	$0.04
Other			0.02
Total non-regulated and parent operations			**$0.06**

Weather impact on electric and gas sales – Weather in Alliant Energy's service territory in the first quarter of 2012 was among the warmest on record with approximately 22 percent fewer heating degree days than normal. The impact of the mild weather on Alliant Energy's electric and gas sales in the first quarter of 2012 was estimated to be a $22 million reduction in electric and gas margins, or $0.12 per share.

Non-recurring state income tax impacts – Alliant Energy utilizes state apportionment projections to record its deferred tax assets and liabilities for each reporting period. These state apportionment projections are most significantly impacted by the estimated amount of revenues expected in the future from each state jurisdiction for Alliant Energy's consolidated tax group, including both its regulated and non-regulated operations. The forecasted amount of revenues from each state jurisdiction for Alliant Energy's consolidated tax group changed in the first quarter of 2012. This is as a result of the planned sale of the RMT business. The change in the state apportionment projections resulted in state income tax charges of $15 million ($8 million at IPL and $7 million at WPL), or $0.14 per share, in the first quarter of 2012.

Tax benefit rider – In February 2011, IPL received a rate order from the Iowa Utilities Board authorizing IPL to implement its proposed tax benefit rider, which utilizes income tax benefits from certain tax initiatives to provide retail electric customers in Iowa credits on their electric bills. These credits on customers' electric bills reduced IPL's electric revenues by $61 million during 2011 and are expected to reduce IPL's electric revenues by approximately $80 million during calendar year 2012. The tax benefit rider also results in an equivalent reduction in IPL's income tax expense from the benefits of the tax initiatives, resulting in no impact on 2011 and 2012 total year earnings. While the tax benefit rider is not expected to impact total year earnings, it does result in considerable quarter-over-quarter variation in EPS at IPL as well as the Parent. The credit on customer bills is based on kilowatt-hour usage, which is fairly consistent throughout the year. However, the offsetting tax benefits are recorded as a percentage of expected earnings for IPL and for Alliant Energy each quarter, which fluctuates significantly causing the considerable quarter-over-quarter variation. The following table shows the estimated quarterly impacts of the tax benefit rider on EPS at IPL and the Parent for 2012 and 2011:

	Q1-12	Q2-12	Q3-12	Q4-12	2012
IPL	($0.09)	($0.05)	$0.20	($0.06)	$--
Parent	0.06	0.02	(0.12)	0.04	--
	($0.03)	($0.03)	$0.08	($0.02)	$--

	Q1-11	Q2-11	Q3-11	Q4-11	2011
IPL	$0.02	($0.09)	$0.12	($0.05)	$--
Parent	0.02	0.04	(0.10)	0.04	--
	$0.04	($0.05)	$0.02	($0.01)	$--

2012 Earnings Guidance

Alliant Energy is affirming its 2012 earnings guidance, which excludes charges associated with non-recurring state income tax impacts discussed throughout this release.

Utility	$2.65 - $2.85
Non-regulated and Parent	0.10 – 0.20
Alliant Energy Consolidated	**$2.75 - $3.05**

The 2012 earnings guidance does not include the impacts of any non-cash valuation adjustments, regulatory-related charges or credits, reorganization or restructuring charges, discontinued operations, changes in laws or regulations, changes to government incentive elections for wind projects, adjustments made to deferred tax assets and liabilities from valuation allowances and state apportionment assumptions, pending lawsuits and disputes, federal and state income tax audits and other Internal Revenue Service proceedings or changes in accounting principles that may impact the reported results of Alliant Energy. As disclosed in the 2011 earnings release, the 2012 earnings guidance excludes a charge of $0.14 per share incurred in the first quarter of 2012 caused by increased tax obligations at the utilities due to state tax apportionment changes resulting from the planned sale of RMT.

Drivers for Alliant Energy's 2012 earnings guidance include, but are not limited to:
- Stable economy and resulting implications on utility sales
- Normal weather and operating conditions in its utility service territories
- Ability of IPL and WPL to earn their authorized rates of return
- Ability of WPL to recover future purchased power, fuel and fuel-related costs through rates in a timely manner
- Continuing cost controls and operational efficiencies
- Execution of IPL's, WPL's and Alliant Energy Resources, LLC (Resources') capital expenditure plans
- RMT sale execution
- Consolidated effective tax rate of 17% (excluding the impacts of the non-recurring state income tax charge)

Earnings Conference Call

A conference call to review the first quarter of 2012 results is scheduled for Friday, May 4th at 9:00 a.m. central time. Alliant Energy Chairman, President and Chief Executive Officer Patricia Kampling and Chief Financial Officer Tom Hanson will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 888-221-9591 (United States or Canada) or 913-312-1434 (International), passcode 8244179. Interested parties may also listen to a webcast at www.alliantenergy.com/investors. In conjunction with the information in this earnings announcement and the conference call, Alliant Energy posted supplemental materials on its website. A replay of the call will be available through May 11, 2012, at 888-203-1112 (United States or Canada) or 719-457-0820 (International), passcode 8244179. An archive of the webcast will be available on the Company's Web site at www.alliantenergy.com/investors for 12 months.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company and Wisconsin Power and Light Company – and of Alliant Energy Resources, LLC, the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider with utility subsidiaries serving approximately 1 million electric and 414,000 natural gas customers. Providing its customers in the Midwest with regulated electricity and natural gas service is the Company's primary focus. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol LNT. For more information, visit the Company's Web site at www.alliantenergy.com.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expect," "anticipate," "plan," or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Such forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Actual results could be materially affected by the following factors, among others:

- federal and state regulatory or governmental actions, including the impact of energy, tax, financial and health care legislation, and of regulatory agency orders;

- IPL's and WPL's ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, fuel costs, transmission costs, deferred expenditures, capital expenditures, and remaining costs related to generating units that may be permanently closed, earning their authorized rates of return, and the payments to their parent of expected levels of dividends;

- weather effects on results of utility operations;

- the ability to continue cost controls and operational efficiencies;

- the impact of IPL's retail electric base rate freeze in Iowa through 2013;

- the impact of WPL's potential retail electric and gas rate freeze in Wisconsin through 2014;

- the state of the economy in IPL's and WPL's service territories and resulting implications on sales, margins and ability to collect unpaid bills;

- developments that adversely impact Alliant Energy's, IPL's and WPL's ability to implement their strategic plans, including unanticipated issues with new emission control equipment for various coal-fired generating facilities of IPL and WPL, WPL's potential purchase of the Riverside Energy Center, IPL's potential construction of a new natural gas-fired electric generating facility in Iowa, Alliant Energy Resources, LLC's construction of and selling price of the electricity output from its new 100 megawatt wind project, and the potential decommissioning of certain generating facilities of IPL and WPL;

- the impact of changes to government incentive elections for wind projects;

- successful resolution of the pending challenge by interveners of the approval by the Public Service Commission of Wisconsin of WPL's Bent Tree - Phase I wind project;

- issues related to the availability of generating facilities and the supply and delivery of fuel and purchased electricity and the price thereof, including the ability to recover and to retain the recovery of purchased power, fuel and fuel-related costs through rates in a timely manner;

- the impact that fuel and fuel-related prices may have on IPL's and WPL's customers' demand for utility services;

- the ability to defend against environmental claims brought by state and federal agencies, such as the U.S. Environmental Protection Agency, or third parties, such as the Sierra Club;

- issues associated with environmental remediation efforts and with environmental compliance generally, including changing environmental laws and regulations and litigation associated with changing environmental laws and regulations;

- the ability to recover through rates all environmental compliance and remediation costs, including costs for projects put on hold due to uncertainty of future environmental laws and regulations;

- impacts of future tax benefits from deductions for repairs expenditures and mixed service costs and temporary differences from historical tax benefits from such deductions that are reversing into income tax expense in future periods;

- the ability to find a purchaser for RMT, to successfully negotiate a purchase agreement and to close the sale of RMT;

- continued access to the capital markets on competitive terms and rates, and the actions of credit rating agencies;

- inflation and interest rates;

- changes to the creditworthiness of counterparties with which Alliant Energy, IPL and WPL have contractual arrangements, including participants in the energy markets and fuel suppliers and transporters;

- issues related to electric transmission, including operating in Regional Transmission Organization (RTO) energy and ancillary services markets, the impacts of potential future billing adjustments and cost allocation changes from RTOs and recovery of costs incurred;

- unplanned outages, transmission constraints or operational issues impacting fossil or renewable generating facilities and risks related to recovery of resulting incremental costs through rates;

- Alliant Energy's ability to successfully pursue appropriate appeals with respect to, and any liabilities arising out of, the alleged violation of the Employee Retirement Income Security Act of 1974 by Alliant Energy's Cash Balance Pension Plan;

- current or future litigation, regulatory investigations, proceedings or inquiries;

- Alliant Energy's ability to sustain its dividend payout ratio goal;

- employee workforce factors, including changes in key executives, collective bargaining agreements and negotiations, work stoppages or additional restructurings;

- impacts that storms or natural disasters in IPL's and WPL's service territories may have on their operations and recovery of, and rate relief for, costs associated with restoration activities;

- access to technological developments;

- any material post-closing adjustments related to any past asset divestitures;

- material changes in retirement and benefit plan costs;

- the impact of incentive compensation plans accruals;

- the effect of accounting pronouncements issued periodically by standard-setting bodies;

- the impact of adjustments made to deferred tax assets and liabilities from state apportionment assumptions;

- the ability to utilize tax credits and net operating losses generated to date, and those that may be generated in the future, before they expire;

- the ability to successfully complete tax audits and appeals with no material impact on earnings and cash flows;

- the direct or indirect effects resulting from terrorist incidents, including cyber terrorism, or responses to such incidents; and

- factors listed in the "2012 Earnings Guidance" sections of this press release.

Without limitation, the expectations with respect to 2012 Earnings Guidance in this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Note: *Unless otherwise noted, all "per share" references in this release refer to earnings per* ***diluted*** *share.*

ALLIANT ENERGY CORPORATION
FIRST QUARTER 2012 EARNINGS SUMMARY

A summary of Alliant Energy's first quarter 2012 results compared to first quarter 2011 results is as follows

EPS:	GAAP EPS		Adjustments		Non-GAAP EPS	
	2012	2011	**2012**	2011	**2012**	2011
IPL	**($0.04)**	$0.20	**$0.08**	$--	**$0.04**	$0.20
WPL	**0.28**	0.39	**0.06**	0.03	**0.34**	0.42
Subtotal for Utilities	**0.24**	0.59	**0.14**	0.03	**0.38**	0.62
Non-regulated and Parent	**0.12**	0.06	**--**	--	**0.12**	0.06
EPS from continuing operations	**0.36**	0.65	**0.14**	0.03	**0.50**	0.68
EPS from discontinued operations	**(0.04)**	0.01	**--**	--	**(0.04)**	0.01
Alliant Energy Consolidated	**$0.32**	$0.66	**$0.14**	$0.03	**$0.46**	$0.69

Earnings (in millions):	GAAP Income (Loss)		Adjustments		Non-GAAP Income (Loss)	
	2012	2011	**2012**	2011	**2012**	2011
IPL	**($4.7)**	$21.7	**$8.1**	$--	**$3.4**	$21.7
WPL	**31.1**	43.6	**7.0**	3.1	**38.1**	46.7
Subtotal for Utilities	**26.4**	65.3	**15.1**	3.1	**41.5**	68.4
Non-regulated and Parent	**12.9**	6.7	**0.1**	--	**13.0**	6.7
Total earnings from continuing operations	**39.3**	72.0	**15.2**	3.1	**54.5**	75.1
Income/(loss) from discontinued operations	**(4.4)**	1.5	**--**	--	**(4.4)**	1.5
Alliant Energy Consolidated	**$34.9**	$73.5	**$15.2**	$3.1	**$50.1**	$76.6

Adjusted, or non-GAAP, operating earnings for the first quarters of 2012 and 2011 do not include the following items (after tax) that were included in the reported GAAP earnings:

	Non-GAAP Income (Loss) Adjustments (in millions)		Non-GAAP EPS Adjustments	
	2012	2011	**2012**	2011
Utility Operations:				
Non-recurring state income tax impacts	**($15.2)**	$--	**($0.14)**	$--
Impairment of wind site in Wisconsin	**--**	(3.1)	**--**	(0.03)

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three Months Ended Mar. 31,	
	2012	2011
	(in millions)	
Operating revenues:		
Utility:		
Electric	**$572.4**	$620.3
Gas	**167.1**	229.0
Other	**13.7**	16.7
Non-regulated	**12.5**	11.2
	765.7	877.2
Operating expenses:		
Utility:		
Electric production fuel and energy purchases	**159.9**	194.0
Purchased electric capacity	**61.5**	57.8
Electric transmission service	**81.4**	73.6
Cost of gas sold	**104.8**	156.4
Other operation and maintenance	**150.0**	160.6
Non-regulated operation and maintenance	**4.2**	4.6
Depreciation and amortization	**83.0**	77.8
Taxes other than income taxes	**25.3**	25.1
	670.1	749.9
Operating income	**95.6**	127.3
Interest expense and other:		
Interest expense	**38.9**	40.5
Equity income from unconsolidated investments, net	**(9.4)**	(9.9)
Allowance for funds used during construction	**(3.8)**	(3.1)
Interest income and other	**(1.1)**	(0.8)
	24.6	26.7
Income from continuing operations before income taxes	**71.0**	100.6
Income taxes	**27.7**	22.4
Income from continuing operations, net of tax	**43.3**	78.2
Income (loss) from discontinued operations, net of tax	**(4.4)**	1.5
Net income	**38.9**	79.7
Preferred dividend requirements of subsidiaries	**4.0**	6.2
Net income attributable to Alliant Energy common shareowners	**$34.9**	$73.5

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	Mar. 31, 2012	Dec. 31, 2011
	(in millions)	
ASSETS:		
Property, plant and equipment:		
Utility plant in service, net of accumulated depreciation	**$6,330.2**	$6,322.4
Utility construction work in progress	**294.8**	257.2
Other property, plant and equipment, net of accumulated depreciation	**456.3**	453.7
Current assets:		
Cash and cash equivalents	**30.9**	11.4
Other current assets	**749.7**	859.2
Investments	**303.7**	300.7
Other assets	**1,462.6**	1,483.3
Total assets	**$9,628.2**	$9,687.9
CAPITALIZATION AND LIABILITIES:		
Capitalization:		
Alliant Energy Corporation common equity	**$2,997.5**	$3,013.0
Cumulative preferred stock of subsidiaries, net	**205.1**	205.1
Noncontrolling interest	**1.8**	1.8
Long-term debt, net (excluding current portion)	**2,728.2**	2,703.1
Total capitalization	**5,932.6**	5,923.0
Current liabilities:		
Current maturities of long-term debt	**1.4**	1.4
Commercial paper	**57.0**	102.8
Other current liabilities	**714.9**	751.0
Other long-term liabilities and deferred credits	**2,922.3**	2,909.7
Total capitalization and liabilities	**$9,628.2**	$9,687.9

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended Mar. 31,	
	2012	2011
	(in millions)	
Cash flows from operating activities	**$215.0**	$261.3
Cash flows used for investing activities:		
Construction and acquisition expenditures:		
Utility business	**(122.1)**	(229.4)
Alliant Energy Corporate Services, Inc. and non-regulated businesses	**(13.5)**	(7.7)
Other	**0.5**	3.8
Net cash flows used for investing activities	**(135.1)**	(233.3)
Cash flows used for financing activities:		
Common stock dividends	**(49.9)**	(47.1)
Net change in short-term borrowings	**(20.8)**	(15.0)
Other	**10.3**	0.9
Net cash flows used for financing activities	**(60.4)**	(61.2)
Net increase (decrease) in cash and cash equivalents	**19.5**	(33.2)
Cash and cash equivalents at beginning of period	**11.4**	159.3
Cash and cash equivalents at end of period	**$30.9**	$126.1

KEY FINANCIAL STATISTICS

	Mar. 31, 2012	Mar. 31, 2011
Common shares outstanding (000s)	**110,962**	110,942
Book value per share	**$27.01**	$26.32
Quarterly common dividend rate per share	**$0.45**	$0.425

KEY OPERATING STATISTICS

	Three Months Ended Mar. 31,	
	2012	2011
Utility electric sales (000s of MWh)		
Residential	**1,863**	2,024
Commercial	**1,515**	1,533
Industrial	**2,815**	2,712
Retail subtotal	**6,193**	6,269
Sales for resale:		
Wholesale	**757**	843
Bulk power and other	**85**	472
Other	**37**	38
Total	**7,072**	7,622
Utility retail electric customers (at Mar. 31)		
Residential	**842,830**	842,297
Commercial	**136,924**	135,866
Industrial	**2,857**	2,907
Total	**982,611**	981,070
Utility gas sold and transported (000s of Dth)		
Residential	**10,527**	14,101
Commercial	**7,103**	9,091
Industrial	**952**	1,446
Retail subtotal	**18,582**	24,638
Transportation / other	**13,120**	13,974
Total	**31,702**	38,612
Utility retail gas customers (at Mar. 31)		
Residential	**367,849**	366,884
Commercial	**45,673**	45,620
Industrial	**494**	540
Total	**414,016**	413,044

Margin increases/(decreases) from impacts of weather on demand compared to normal weather:

	Three Months Ended Mar. 31,	
	2012	2011
	(in millions)	
Electric margins	**($12)**	$4
Gas margins	**(10)**	3
Total weather impact on margins	**($22)**	$7

	Three Months Ended Mar. 31,		
	2012	2011	Normal [a]
Heating degree days (HDDs)			
Cedar Rapids, Iowa (IPL)	**2,692**	3,590	3,425
Madison, Wisconsin (WPL)	**2,717**	3,676	3,511
Cooling degree days (CDDs)			
Cedar Rapids, Iowa (IPL)	**28**	--	1
Madison, Wisconsin (WPL)	**26**	--	--

[a] HDDs and CDDs are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical HDDs and CDDs.